April 21, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Filing Desk

	Re:	BB&T Corporation Registration Under Securities Act of 1933 (No. 333-132044)
Ladies & Gentlemen:
     On behalf of BB&T Corporation (“BB&T”), pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed in connection with BB&T’s proposed acquisition of Main Street Banks, Inc., to 5:00 p.m. on April 21, 2006, or as soon as practicable thereafter.
     BB&T hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BB&T from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
April 21, 2006

•	BB&T may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ M. Patricia Oliver
M. Patricia Oliver
Executive Vice President, General Counsel,
Secretary and Chief Corporate
Governance Officer